EX-(e)(5)
EXHIBIT A
     THIS EXHIBIT A, dated as of September 10, 2010, is Exhibit A to that certain Underwriting Agreement dated as of August 25, 2004, between Professional Funds Distributor, LLC and PNC Advantage Funds.
PORTFOLIOS
PNC Advantage Institutional Money Market Fund
PNC Advantage Institutional Government Money Market Fund
PNC Advantage Institutional Treasury Money Market Fund